Greg Carney Counsel greg.carney@dentons.com D +1 213 243 6105	Dentons US LLP 601 South Figueroa Street Suite 2500 Los Angeles, CA 90017-5704 United States dentons.com

June 21, 2019

Michael Killoy

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	Telemynd, Inc. Registration Statement on Form 10-12G Filed June 20, 2019 File No. 000-56069

Dear Mr. Killoy:

On behalf of our client, Telemynd, Inc. (the “Company” or the “Registrant”), we are filing an Amendment No. 1 to Registration Statement on Form 10-12G (the “Registration Statement”). The Registration Statement has been prepared in response to the oral comments of the staff (the “Staff”) delivered via telephone call on June 21, 2019 (the “Oral Comments”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the Oral Comments delivered in their entirety.

Ex 99.1-Information Statement

Cover Page, page 1

1.	Please provide the disclosure included in your June 20, 2019 filing related to the Nasdaq Stock Market requirement issues on the front cover page of the Information Statement.

Response: Per the Staff’s request, we have included the prior disclosure relating to Subsidiary’s Nasdaq listing requirements on the front cover page of the Information Statement.

Per our discussion with the Staff this morning, we intend to file a request for acceleration of effectiveness of the Registration Statement to Tuesday June 25, 2019 immediately after filing this Amendment No. 1 to Registration Statement. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Greg Carney
Greg Carney
Counsel
Dentons US LLP

cc:   Patrick Herguth, Chief Executive Officer

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